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                                  Exhibit D-5

                               STATE OF MICHIGAN

                 BEFORE THE MICHIGAN PUBLIC SERVICE COMMISSION


In the matter of the application of           )
EDISON SAULT ELECTRIC COMPANY                 )
for classification of its transmission and    )        Case No. U-12690
distribution facilities and related           )
transactions                                  )


                                  APPLICATION
                                  -----------


     Edison Sault Electric Company ("Edison Sault") requests Michigan Public Service Commission ("MPSC" or "Commission") approval of the classification of its transmission and distribution facilities and related transactions, saying in support of its request that:

     1. Edison Sault is a Michigan corporation with principal offices located in Sault Ste. Marie, Michigan, and is engaged in the generation, purchase, transmission, distribution and sale of electric energy. Edison Sault is a wholly owned subsidiary of Wisconsin Energy Corporation and, therefore an affiliate of Wisconsin Electric Power Company ("Wisconsin Electric"). Edison Sault provides retail electric service to approximately 22,000 customers located on Michigan's Upper Peninsula. Edison Sault owns approximately 340 miles of transmission facilities with ratings from 69 kilovolts ("kV") to 138 kV. Edison Sault's transmission facilities are interconnected with the transmission facilities of Cloverland Electric Cooperative, Consumers Energy Company, and Wisconsin
Electric .
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     2.   Edison Sault and other participating entities are forming the American
Transmission Company LLC ("ATC LLC"). The other participating entities in the formation of the ATC LLC are expected to include Wisconsin Electric, Wisconsin Power & Light Company, Wisconsin Public Service Corporation, South Beloit Water Gas and Electric Company, Madison Gas & Electric Company and Wisconsin Public Power Inc. Other utilities may also join in the formation of the ATC LLC.

     3. FERC Order No. 888, issued on April 24, 1996, stated a policy goal of "remove[ing] impediments to competition in the wholesale bulk power marketplace and to bring more efficient, lower cost power to the Nation's electricity consumers." This policy was reiterated by FERC in its adoption on December 20, 1999 of Order No. 2000, "Advancement of the Formation of Regional Transmission Organization." FERC Order 888 also encouraged public utilities and their state regulatory authorities to attempt to agree to utility specific transmission classifications and allocations which the utilities could file with the FERC.

     4. The participating entities of the ATC LLC predominately serve electric customers in either the State of Wisconsin or the Upper Peninsula of Michigan. In Wisconsin, the State Legislature took the first step toward the creation of more competitive electric markets with the adoption of 1997 Wisconsin Act 204 ("Act 204"), effective May 1, 1998. Act 204 required Wisconsin public utilities to transfer control of their transmission facilities to either an independent system operator ("ISO") or an independent transmission owner ("ITO") by June 30, 2000. The general policy thrust of Act 204 B creation of an electric transmission system that
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promotes open access with non-discriminatory rates and terms - had already been adopted by FERC.

     5. The Wisconsin Legislature in 1999 continued the direction of its policies with the adoption of Reliability 2000, or "R2K" which contained provisions regarding the creation of a transmission company in the State of Wisconsin. R2K was adopted as part of the 1999 budget bill, which was signed into law as 1999 Wisconsin Act 9 on October 27, 1999.

     6. In furtherance of implementing the policy objectives of the FERC and the state of Wisconsin, Wisconsin Electric filed with the FERC on January 6, 2000, its Application For Authorization to Transfer Jurisdictional Transmission Assets Pursuant to Section 203 of the FPA. On March 31, 2000, the FERC issued in Docket No. EC00-45-000 its Order Authorizing Disposition of Jurisdictional Facilities. The jurisdictional transmission assets of Wisconsin Electric to be transferred to a transmission company pursuant to the FERC will be determined based upon the classification of such assets by the Public Service Commission of Wisconsin ("PSCW") in Docket 05-E1-119 and the MPSC. On August 28, 2000, Edison Sault filed with FERC in Docket No. EC-131-000 a similar request for authority to transfer its transmission assets to the ATC LLC.

     7. Act 9 included legislative policy directions to guide the PSCW in classifying transmission facilities. For example, based on the participating utility network system, Act 9 states that any facilities designed and operated at a nominal voltage of 50kV, including radials, are presumed to be transmission. A copy of Act
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9 is attached as Attachment A hereto. Following notice and participation by interested parties, the PSCW issued its Final Decision on July 13, 2000 in Docket 05-E1-119 classifying Wisconsin Electric's transmission facilities.

     8. Effective June 5, 2000, 1939 PA 3 was amended by 2000 PA 141 ("Act 141") to permit all retail electric customers in the state of Michigan to have a choice of electric suppliers. No later than January 1, 2002, the Commission must issue orders establishing the rates, terms and conditions to allow all retail customers to choose an alternative electric supplier. In order to facilitate the implementation of customer choice provided for in Act 141, it is necessary for the MPSC to classify Edison Sault's transmission and distribution facilities.

     9. Transmission lines with voltages of 50 kV or higher are generally used for the transmission of electricity in the Upper Peninsula of Michigan. The bulk of Edison Sault's transmission system consists of 69 kV voltage, with 138 kV lines also being used. The decision of the PSCW to classify facilities with voltages of 50 kV or higher as transmission is suitable for use by Edison Sault as that is the manner in which electricity is transmitted in the Upper Peninsula. Such a classification would also treat Edison Sault's transmission assets which will be transferred to the ATC LLC, in a manner identical to the assets being transferred by the predominate Wisconsin based utilities. Edison Sault is requesting that the MPSC similarly classify its facilities of 50 kV or higher as transmission facilities. Edison Sault proposes to file with this Commission within 90 days of the MPSC's final order in this case, an inventory of all its facilities, classified in the manner prescribed by this
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Commission. All utility assets classified as transmission facilities will be conveyed to ATCLLC at net book value (original cost less accumulated book depreciation).

     10. Edison Sault is also requesting that the MPSC authorize any other approvals that may be needed to facilitate transfer of such transmission facilities to the ATC LLC. When the exact facilities to be transferred are determined Edison Sault will provide the dollar value of the facilities to be transferred.

     11. Pursuant to the Commission's May 3, 2000 Order in Case No. U-11916, Edison Sault is required to notify the Commission in writing of certain asset transfers. To the extent such Order is applicable, the instant Application is intended to provide the required notification.

     12. Further, the Michigan Uniform System of Accounts for Electric Utilities requires MPSC approval of proposed journal entries to record the transfer of certain property with an original cost of over $100,000. To the extent the Uniform System of Accounts is applicable, Edison Sault requests approval of its proposed journal entries as reflected in Attachment B.

     13. Edison Sault represents that approval of this Application without hearings will save the time and expense the MPSC would otherwise be required to devote to this proceeding, will eliminate regulatory delay, and will allow
Edison Sault to begin the implementation of customer choice in a timely manner. Moreover, Edison Sault represents that there is no legal requirement for notice and hearing because approval of the Application does not increase the cost of service or rates for its electric customers in Michigan.
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     WHEREFORE, Edison Sault Electric Company requests the Commission to approve of the classification of the Company's facilities of 50 kV or higher as transmission facilities, and grant any other approvals that may be needed to facilitate transfer of such assets to the ATC LLC.

                                   Respectfully submitted,

                                   EDISON SAULT ELECTRIC COMPANY

Dated: October 27, 2000            By:  _______________________________
                                        Harvey J. Messing (P 23309)
                                        Loomis, Ewert, Parsley
                                          Davis & Gotting, P.C.
                                        232 S. Capitol Ave., Suite 1000
                                        Lansing, Michigan  48933
                                        (517) 482-2400

                                        Attorney for EDISON SAULT ELECTRIC
                                        COMPANY